

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2017

Frank L. Jaksch, Jr.
Chief Executive Officer
ChromaDex Corporation
10005 Muirlands Boulevard
Suite G
Irvine, CA 92618

     Re: ChromaDex Corporation
          Registration Statement on Form S-3
          Filed June 9, 2017
          File No. 333-218634

Dear Mr. Jaksch, Jr.:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Christine Westbrook at (202) 551-5019 with any questions.

                         Division of Corporation Finance
                         Office of Healthcare and
                         Insurance

cc: Matthew T. Browne, Esq.